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11016031

OMB APPROVAL
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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
WASH, D.C.
200

UNITED STATES
SECURITIES AND EXCHANGE C…
Washington, D.C. 2054…

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Willis Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One World Financial Center 200 Liberty Street, 3rd Floor
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Steven Tompson, Chief Executive Officer — (212) 915-8264
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

424 Church Street	Nashville	TN	37219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

kw 3/11

OATH OR AFFIRMATION

I, Steven Tompson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Willis Securities, Inc. for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Tompson, CEO

2/23/2011
Date

Notary Public

RASHIDA D. WILSON
NOTARY PUBLIC OF NEW JERSEY
ID #2389192
My Commission Expires Sept. 2, 2014

Deloitte.

Deloitte & Touche LLP
Suite 2400
424 Church Street
Nashville, TN 37219
USA

Tel: +1 615 259 1800
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Willis Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Willis Securities, Inc. (the "Company"), a wholly owned subsidiary of Willis North America Inc., as of December 31, 2010, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Willis Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g, h, and i, listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2011

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 7,498,094
Commissions and fees receivable	983,309
Receivables from Parent - Corporate pool (Note 4)	10,403,131
Other receivables from Parent (Note 4)	570,008
Prepaid expenses and other assets	3,590,147
Fixed assets (net of accumulated depreciation of $1,800)	11,162
TOTAL ASSETS	$ 23,055,851

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to Parent (Note 4)	$ 831,685
Accounts payable, accrued expenses, and other liabilities	1,939,277
Total liabilities	2,770,962
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; (1,000 shares authorized, issued and outstanding)	1,000
Additional paid-in capital	15,023,213
Retained earnings	5,260,676
Total stockholder's equity	20,284,889
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 23,055,851

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Commissions	$ 2,587,857
Financial advisory fees	13,575,987
Interest income	252,204
Total revenues	16,416,048
EXPENSES:	
Employee compensation and benefits	5,694,482
Regulatory and professional fees	361,009
Other operating expenses	4,451,039
Total expenses	10,506,530
INCOME BEFORE TAXES	5,909,518
INCOME TAX EXPENSE	2,286,592
NET INCOME	$ 3,622,926

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,622,926
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,800
Share-based compensation	49,213
Changes in operating assets and liabilities:	
Interest receivable	2,384
Commissions and fees receivable	(661,301)
Other receivables from Parent	(482,263)
Prepaid expenses and other assets	(1,129,478)
Payables to Parent	648,181
Accounts payable, accrued expenses, and other liabilities	135,250
Net cash provided by operating activities	2,186,712
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(12,962)
Purchase of certificates of deposit	(1,814,623)
Proceeds from sale of certificates of deposit	4,372,109
Disbursement to Parent related to Corporate pool - net	(9,869,782)
Net cash used in investing activities	(7,325,258)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from capital contributions	1,100,000
Disbursements relating to revolving credit line fees	(2,315,084)
Net cash used in financing activities	(1,215,084)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(6,353,630)
CASH AND CASH EQUIVALENTS — Beginning of year	13,851,724
CASH AND CASH EQUIVALENTS — End of year	$ 7,498,094
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ 2,164,385

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2010	$ 1,000	$ 13,874,000	$ 1,637,750	$ 15,512,750
Capital contributions	-	1,100,000	-	1,100,000
Other - share-based compensation	-	49,213	-	49,213
Net income	-	-	3,622,926	3,622,926
BALANCE — December 31, 2010	$ 1,000	$ 15,023,213	$ 5,260,676	$ 20,284,889

1. ORGANIZATION

Willis Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934. The Company, a wholly owned subsidiary of Willis North America Inc. (the "Parent"), was incorporated as CBL Equities, Inc. in 1977 with business commencing in 1984. CBL Equities, Inc. was discontinued in 1998 and remained dormant until 2001 when it was renamed Willis Equities, Inc. Willis Equities, Inc. reapplied for registration as a broker-dealer in 2001 and received its license in 2002. The Company was renamed Willis Securities, Inc. in 2003. The Company transacts with other broker-dealers who carry such accounts on a fully disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The statement of financial condition represents the operating assets and liabilities of the Company. All revenues and expenses in the statement of operations have been taken from the separate records or identified costs maintained by the Company with the exception of the allocation of certain expenses incurred by the Parent for the benefit of the Company. The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition — Revenues consist principally of override commissions from the sale of variable annuities and mutual fund shares as well as financial advisory fees from providing assistance on various capital market transactions. The override commissions are recorded based on the trade date of the related security transaction as reported by the clearing broker-dealers. The financial advisory fees are recognized as earned ratably over the term of the contract. Certain of these fees are directly related to the capital markets transaction and thus recognized at the completion of the transaction.

The Company does not handle or maintain customer funds as these funds are given directly to the insurance carriers or mutual fund vendors.

Income Taxes — The Company files a separate state income tax return and is included in the consolidated federal and unitary state income tax returns filed by the Parent. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based on their respective contributions to consolidated taxable income for financial reporting purposes. The Company has not identified any uncertain tax positions as of December 31, 2010.

Share-Based Compensation — During the year the Company entered into an agreement with one employee to offer stock options in Willis Group Holdings PLC, the parent of Willis North America Inc. Amounts relating to this compensation have been recorded as an addition to additional paid-in capital, in

accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 718.

Comprehensive Income — The Company accounts for comprehensive income in accordance with FASB ASC 220, *Comprehensive Income*. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive income for the year ended December 31, 2010, is equal to net income as reported.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets — Fixed assets consist primarily of computer equipment, and are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets (approximately three years). Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Fair Value of Financial Instruments — At December 31, 2010, the Company had financial instruments including cash and cash equivalents, accounts receivable, and accounts payable. The carrying value of these financial instruments approximated their estimated fair values because of the short maturity and nature of these instruments.

Recent Accounting Pronouncements — In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (ASC Topic 820-10) – Improving Disclosures about Fair Value Measurements* to amend ASC Subtopic 820-10. The amendment did not have a significant impact on the Company's disclosures.

3. INCOME TAXES

At December 31, 2010, the income tax expense consists of the following:

Current:	
Federal	$ 1,845,743
State	285,411
Deferred:	
Federal	136,247
State	19,191
Income tax expense	$ 2,286,592

The income tax expense differs from the amount computed using the statutory federal income tax rate primarily as a result of state income taxes. The tax effects of timing differences give rise to a deferred tax asset (included within other receivables from Parent) of approximately $64,000 due to the accounting treatment for deferred compensation and to a deferred tax liability (included within payable to Parent), of approximately $219,000 due to the accounting treatment for prepaid bonuses.

4. RELATED-PARTY TRANSACTIONS

The Parent provides the Company with management, accounting, and recordkeeping services and allocates these costs to the Company. The Company recorded $2,811,819 of allocated management and administration expense for the year ended December 31, 2010, and such amount is included in other operating expenses in the accompanying statement of operations. In addition, income taxes are paid directly by the Parent and are allocated to the Company (see Note 2). At December 31, 2010, the Company owes the Parent $145,467 for allocated management and accounting services, $286,218 for state income taxes, and $400,000 for unused commitment fees related to a revolving credit facility maintained by the Parent. The revolving credit facility maintained by the Parent places limitations on the Company not to hold investments in any underwritten securities at any one time exceeding $300,000,000. The Company also has a $10,403,131 receivable from the Parent for its cash balance on deposit within the Parent's cash management system, a $312,500 receivable for advisory services, a $22,572 receivable for reimbursement of expenses, and a $234,936 receivable for federal income taxes.

5. FAIR VALUE MEASUREMENTS

The Company follows FASB ASC 820 *Fair Value Measurements and Disclosures*, or ASC 820, for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The Company did not have any Level 1, Level 2, or Level 3 assets or liabilities as of December 31, 2010 or during the year then ended.

6. MAJOR CUSTOMER

For the year ended December 31, 2010, the Company had commission and fee income from one customer that accounted for approximately 66% of total commission and fee income.

7. FIXED ASSETS

Fixed assets as of December 31, 2010 consist of the following:

	Balance	Estimated Useful life
Computer Equipment	$ 12,962	3 - years
	12,962	
Less Accumulated Depreciation	(1,800)	
	$ 11,162	

Depreciation expense for the year ended December 31, 2010 was $1,800.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) and elects to calculate the minimum net capital under the alternate method as permitted under Rule 15c3-1, paragraph (a)(1)(ii), which requires the maintenance of minimum net capital of $250,000. At December 31, 2010, the Company had net capital of $5,138,102, which was $4,888,102 in excess of required net capital.

9. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 23, 2011, which is the date the financial statements were issued.

* * * * * *

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

Schedule g

Net capital — total stockholder's equity	$ 20,284,889
Add:	
Discretionary bonus credit	410,970
Deductions:	
Non-allowable assets from statement of financial condition —	
Commissions and fees receivable	(983,309)
Receivables from Parent - Corporate pool	(10,403,131)
Other receivables from Parent	(570,008)
Prepaid expenses and other assets	(3,590,147)
Fixed assets	(11,162)
Total Deductions	(15,557,757)
Total net capital	$ 5,138,102
Minimum net capital required under alternate method	$ 250,000
Excess net capital	$ 4,888,102

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Act of 1934

There are no material differences between the above computation and computation included in the Company's unaudited FOCUS Report filed by the Company on January 26, 2011.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

Schedule h

Credit balances	$ -
Debit balances	$ -
Excess of total credits over total debits	$ -
Required deposit	$ -
Amount held on deposit in "reserve bank account" at December 31, 2010	$ -

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Act of 1934

There are no material differences between the above computation and computation included in the Company's unaudited FOCUS Report filed by the Company on January 26, 2011.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010 **Schedule i**

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2010, for which instructions to reduce to possession or control had been issued as of December 31, 2010 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control has not been issued as of December 31, 2010, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A. Number of items	None

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Act of 1934
There are no material differences between the above computation and computation included in the Company's unaudited FOCUS Report filed by the Company on January 26, 2011.

Deloitte.

Deloitte & Touche LLP
Suite 2400
424 Church Street
Nashville, TN 37219
USA

Tel: +1 615 259 1800
www.deloitte.com

February 23, 2011

Willis Securities, Inc.
One World Financial Center, 3rd Floor
200 Liberty Street
New York, New York

In planning and performing our audit of the financial statements of Willis Securities, Inc. (the "Company"), a wholly owned subsidiary of Willis North America Inc., as of and for the year ended December 31, 2010 (on which we issued our report dated February 23, 2011 and such report expressed an unqualified opinion on the financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Willis Securities, Inc.

(A Wholly Owned Subsidiary of Willis North America Inc.)

(SEC I.D. No. 53563)

Financial Statements as of and for the
Year Ended December 31, 2010,
Supplemental Schedules as of December 31, 2010,
Independent Auditors' Report, and Supplemental
Report on Internal Control

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):